UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Departure of Directors

On November 4, 2010, Ruiping Wang resigned as a member of the board of directors of China New Borun Corporation (the “Company”) effective on such date. Mr. Wang’s resignation was due to personal reasons and did not arise from any disagreement with or any matter relating to the Company’s operations, policies or practices.

On November 6, 2010, Yibin Wei resigned as a member of the board of directors of the Company effective on such date. Mr. Wei’s resignation was due to personal reasons and did not arise from any disagreement with or any matter relating to the Company’s operations, policies or practices.

On November 6, 2010, Hengxiu Song and Rongjian Wang resigned as members of the board of directors of the Company effective on such date. Hengxiu Song and Rongjian Wang resigned in order that a majority of the members of the board of directors may be independent.  Hengxiu Song and Rongjian Wang will continue to serve as the Chief Operations Officer and the Financial Controller of the Company, respectively.

Following the resignations discussed above, the Company’s board of directors reduced the size of the board from nine members to five members.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

99.1	Press release, dated November 9, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Bing Yu
Name:	Bing Yu
Title:	Chief Financial Officer

Date: November 9, 2010